UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported) July 24, 2008
Republic Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-14267	65-0716904

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida		33301

(Address of principal executive offices)		(Zip Code)
(954) 769-2400

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13d-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
     On July 24, 2008, Republic Services, Inc. (the “Company”) issued a press release to announce operating results for the three and six months ended June 30, 2008, a copy of which is incorporated herein by reference and attached hereto as Exhibit 99.1 and furnished according to this item.
ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.
     (d) Exhibits

Exhibit No.	Description
99.1	Press Release of the Company dated July 24, 2008 to announce the operating results for the three and six months ended June 30, 2008.
Additional Information and Where to Find It
     This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
     Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

2

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

July 24, 2008	REPUBLIC SERVICES, INC.

By: /s/ Tod C. Holmes

Tod C. Holmes
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

By: /s/ Charles F. Serianni

Charles F. Serianni
Vice President and
Chief Accounting Officer
(Principal Accounting Officer)

3

Exhibit 99.1

NEWS

REPUBLIC CONTACTS
Media Inquiries:	Will Flower	(954) 769-6392
Investor Inquiries:	Tod Holmes	(954) 769-2387
	Ed Lang	(954) 769-3591
REPUBLIC SERVICES, INC. REPORTS
SECOND QUARTER EARNINGS
•	Reaffirms 2008 earnings guidance

•	Expects 2008 free cash flow of $350 million

•	Increases quarterly dividend 12 percent to $0.19 per share
Fort Lauderdale, Fla., July 24, 2008 — Republic Services, Inc. (NYSE: RSG) today reported that revenue for the three months ended June 30, 2008 increased 2.4 percent to $827.5 million compared to $808.4 million for the same period in 2007. The Company’s internal growth during the period was 3.9 percent, with a 7.0 percent increase from price, partially offset by a 3.1 percent decrease in volume. Net income for the three months ended June 30, 2008 was $62.3 million, or $.34 per diluted share, compared to $87.2 million, or $0.45 per diluted share, last year. The Company’s income before income taxes for the three months ended June 30, 2008 includes a $34.0 million pre-tax charge ($21.8 million, or approximately $.12 per diluted share, net of tax) related to environmental conditions at the Company’s Countywide Recycling and Disposal Facility in Ohio. Net income for the three months ended June 30, 2007 includes a tax benefit of $5.0 million, or approximately $0.03 per diluted share, related to the effective closing of the Internal Revenue Service’s audits of the Company’s consolidated tax returns for fiscal years 2001 through 2004.
Operating income for the three months ended June 30, 2008 was $119.6 million, or 14.5 percent of revenue, compared to $153.1 million, or 18.9 percent of revenue, for the same period last year. Excluding the $34.0 million charge to operating expenses for the Company’s Countywide Recycling and Disposal Facility, operating income for the three months ended June 30, 2008 would have been $153.6 million, or 18.6 percent of revenue.
Revenue for the six months ended June 30, 2008 increased 2.1 percent to $1,606.7 million from $1,574.0 million for the same period in 2007. Net income for the six months ended June 30, 2008 was $138.4 million, or $0.75 per diluted share, compared to $141.1 million, or $0.72 per diluted share, for the same period last year. The Company’s income before income taxes for the six months ended June 30, 2008 includes a $34.0 million pre-tax charge ($21.8 million, or approximately $.12 per diluted share, net of tax) related to environmental conditions at the Company’s Countywide Recycling and Disposal Facility. The

Company’s income before income taxes for the six months ended June 30, 2007 includes a $22.0 million pre-tax charge ($13.5 million, or approximately $.07 per diluted share, net of tax) related to environmental conditions at Countywide.
Operating income for the six months ended June 30, 2008 was $261.8 million, or 16.3 percent of revenue, compared to $267.8 million, or 17.0 percent of revenue, for the same period last year. Excluding $34.0 million and $21.3 million of operating expenses included in the charges for the Company’s Countywide Recycling and Disposal Facility during 2008 and 2007, respectively, operating income for the six months ended June 30, 2008 and 2007 would have been $295.8 million, or 18.4 percent of revenue, and $289.1 million, or 18.4 percent of revenue, respectively.
Financial Guidance
Republic Services also announced today that it has updated its financial guidance for 2008.
“The Company’s performance was strong during the first half of 2008,” said James E. O’Connor, Chairman and CEO of Republic Services. “Excluding the charge associated with the environmental remediation project in Ohio, we are on track to achieve the earnings guidance that we provided at the beginning of the year. I am especially pleased to see margins holding steady despite extensive pressure from diesel fuel costs.”
Based upon its performance for the first six months of 2008, the Company has updated its financial guidance as follows:
•	Earnings Per Share: The Company reaffirmed earnings per share guidance in the range of $1.78 to $1.82 per diluted share, excluding the environmental remediation charge for Countywide.

•	Operating Margins: The Company expects margins at or above prior year margins, excluding the environmental remediation charge.

•	Free Cash Flow: The Company expects free cash flow to be approximately $350 million.

•	Internal Growth: The Company expects higher internal growth of approximately 3.5 percent to 4.0 percent, with approximately 6.5 percent to 7.0 percent growth from price increases, while volume is expected to decline by 3.0 percent.

•	Capital Spending: The Company anticipates 2008 net capital spending of approximately $335 million.
Quarterly Dividend Increased
Republic also announced that its Board of Directors has approved a 12 percent increase in the Company’s regular quarterly dividend from $0.17 per share to $0.19 per share. The quarterly dividend of $0.19 per share will be paid on October 15, 2008 to shareholders of record on October 1, 2008.
“The combination of solid earnings and efficient use of capital has allowed us to increase our shareholder dividend,” said James E. O’Connor.
Share Repurchase Program
Republic reiterated the suspension of the Company’s share repurchase program due to the planned merger with Allied Waste Industries, Inc.
Republic Services, Inc. is a leading provider of solid waste collection, transfer and disposal services in the United States. The Company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.
Certain statements and information included herein constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in or by such forward-looking statements. Such factors include, among other things:
•	whether the Company’s estimates and assumptions concerning its selected balance sheet accounts, income tax accounts, final capping, closure, post-closure and remediation costs, available airspace, and projected costs and expenses related to the Company’s landfills and property and equipment, and labor, fuel rates, and economic and inflationary trends, turn out to be correct or appropriate;

•	various factors that will impact the actual business and financial performance of the Company such as competition and demand for services in the solid waste industry;

•	the Company’s ability to manage growth;

•	the Company’s ability to complete its merger with Allied Waste Industries, Inc.;

•	compliance with, and future changes in, environmental regulations;

•	the Company’s ability to obtain approvals from regulatory agencies in connection with operating and expanding the Company’s landfills;

•	the ability to obtain financing on acceptable terms to finance the Company’s operations and growth strategy and for the Company to operate within the limitations imposed by financing arrangements;

•	the ability of the Company to repurchase common stock at prices that are accretive to earnings per share;

•	the Company’s dependence on key personnel;

•	general economic and market conditions including, but not limited to, inflation and changes in commodity pricing, fuel, labor, risk and health insurance, and other variable costs that are generally not within control of the Company;

•	the Company’s dependence on large, long-term collection, transfer and disposal contracts;

•	the Company’s dependence on acquisitions for growth;

•	risks associated with undisclosed liabilities of acquired businesses;

•	risks associated with pending legal proceedings; and

•	other factors contained in the Company’s filings with the Securities and Exchange Commission.

REPUBLIC SERVICES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	June 30,	December 31,
	2008	2007(1)
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13.1	$21.8
Accounts receivable, less allowance for doubtful accounts of $14.4 and $14.7, respectively	320.1	298.2
Other current assets	117.4	93.8

Total Current Assets	450.6	413.8

RESTRICTED CASH	177.8	165.0
PROPERTY AND EQUIPMENT, NET	2,167.5	2,164.3
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	1,586.8	1,582.2
OTHER ASSETS	152.3	142.5

	$4,535.0	$4,467.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, deferred revenue and other current liabilities	$581.4	$626.4
Notes payable and current maturities of long-term debt	101.6	2.3

Total Current Liabilities	683.0	628.7

LONG-TERM DEBT, NET OF CURRENT MATURITIES	1,515.4	1,565.5
ACCRUED LANDFILL AND ENVIRONMENTAL COSTS	333.9	279.2
OTHER LIABILITIES	719.2	690.6
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share; 50,000,000 shares authorized; none issued	—	—
Common stock, par value $.01 per share; 750,000,000 shares authorized; 196,773,081 and 195,761,969 issued, including shares held in treasury, respectively	2.0	2.0
Additional paid-in capital	64.6	38.7
Retained earnings	1,648.6	1,572.3
Treasury stock, at cost (14,894,412 and 10,338,970 shares, respectively)	(456.7)	(318.3)
Accumulated other comprehensive income, net of tax	25.0	9.1

Total Stockholders’ Equity	1,283.5	1,303.8

	$4,535.0	$4,467.8

(1)	Derived from the December 31, 2007 consolidated balance sheet.

REPUBLIC SERVICES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
REVENUE	$827.5	$808.4	$1,606.7	$1,574.0

EXPENSES:
Cost of operations	543.5	497.9	1,020.0	986.3
Depreciation, amortization and depletion	76.2	76.9	149.6	155.9
Accretion	4.5	4.2	8.9	8.3
Selling, general and administrative	83.7	76.3	166.4	155.7

OPERATING INCOME	119.6	153.1	261.8	267.8

INTEREST EXPENSE	(21.1)	(23.2)	(42.5)	(47.2)
INTEREST INCOME	2.5	3.1	5.3	6.4
OTHER INCOME (EXPENSE), NET	1.7	0.7	1.9	1.1

INCOME BEFORE INCOME TAXES	102.7	133.7	226.5	228.1

Provision for income taxes	40.4	46.5	88.1	87.0

NET INCOME	$62.3	$87.2	$138.4	$141.1

BASIC EARNINGS PER SHARE:
Basic earnings per share	$0.34	$0.45	$0.76	$0.73

Weighted average common shares outstanding	182.0	192.7	182.7	193.2

DILUTED EARNINGS PER SHARE:
Diluted earnings per share	$0.34	$0.45	$0.75	$0.72

Weighted average common and common equivalent shares outstanding	183.9	194.6	184.5	195.1

CASH DIVIDENDS PER COMMON SHARE	$0.1700	$0.1067	$0.3400	$0.2134

REPUBLIC SERVICES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Six Months Ended June 30,
	2008	2007
CASH PROVIDED BY OPERATING ACTIVITIES:
Net income	$138.4	$141.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and depletion	149.6	155.9
Accretion	8.9	8.3
Other non-cash items	22.7	15.1
Change in operating assets and liabilities, net of effects from business acquisitions and dispositions	(8.1)	23.5

	311.5	343.9

CASH USED IN INVESTING ACTIVITIES:
Purchases of property and equipment	(165.4)	(147.3)
Proceeds from sales of property and equipment	3.3	2.7
Cash used in business acquisitions, net of cash acquired	(12.2)	—
Cash proceeds from business dispositions, net of cash disposed	—	4.9
Change in restricted cash	(12.8)	23.9
Other	(0.2)	—

	(187.3)	(115.8)

CASH USED IN FINANCING ACTIVITIES:
Proceeds from notes payable and long-term debt	167.0	105.0
Payments of notes payable and long-term debt	(116.5)	(151.7)
Issuances of common stock	14.9	19.3
Excess income tax benefits from stock option exercises	2.8	2.8
Purchases of common stock for treasury	(138.4)	(165.1)
Cash dividends paid	(62.7)	(41.6)

	(132.9)	(231.3)

DECREASE IN CASH AND CASH EQUIVALENTS	(8.7)	(3.2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21.8	29.1

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$13.1	$25.9

REPUBLIC SERVICES, INC.
SUPPLEMENTAL UNAUDITED FINANCIAL INFORMATION
     The following information should be read in conjunction with the Company’s audited Consolidated Financial Statements and notes thereto appearing in the Company’s Form 10-K as of and for the year ended December 31, 2007. It should also be read in conjunction with the Company’s Unaudited Condensed Consolidated Financial Statements and notes thereto appearing in the Company’s Form 10-Q as of and for the three months ended March 31, 2008.
INCOME TAXES
     The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“the Interpretation”) effective January 1, 2007, as required. During the first quarter of 2007, the Company recorded $4.2 million of additional income taxes related to the resolution of various income tax matters. During the second quarter of 2007, the Company recorded a $5.0 million reduction in income taxes related to the resolution of various income tax matters, including the effective closing of the Internal Revenue Service’s audits of the Company’s tax returns for fiscal years 2001 through 2004. The Company expects its effective tax rate for fiscal year 2008 to be approximately 38.5%.
OTHER MATTERS
     Proposed Merger with Allied. As previously reported, on June 22, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Allied Waste Industries, Inc. (“Allied”). The completion of the Merger is subject to certain terms and conditions, including, but not limited to, approval of the transaction by the shareholders of both Republic and Allied, regulatory approval from the Department of Justice, and receipt of credit ratings for the combined company classifying its senior unsecured debt as investment grade. The Merger Agreement also contains other terms and conditions that are customary for a merger of equals transaction. At the effective time of the Merger, each share of Allied common stock outstanding will be converted into .45 shares of Republic common stock. Republic expects to issue approximately 198 million shares of common stock to Allied shareholders in the transaction. Mr. James E. O’Connor, currently Chairman of the Board of Directors and Chief Executive Officer of Republic, and Mr. Tod Holmes, the Company’s Chief Financial Officer, will continue in their present positions with the combined company. The transaction is expected to close in the fourth quarter of 2008. As of June 30, 2008, the Company had capitalized $4.9 million of costs to other assets that are directly related to the transaction.
     Countywide Landfill Remediation. During the first quarter of 2007, the Company recorded a pre-tax charge of $22.0 million ($13.5 million, or $.07 per diluted share, net of tax), related to estimated costs the Company believed would be required to comply with Final Findings and Orders (“F&Os”) issued by the Ohio Environmental Protection Agency (“OEPA”) in response to environmental conditions at the Company’s Countywide Recycling and Disposal Facility (“Countywide”) in East Sparta, Ohio. The Company has complied with and will continue to comply with the F&Os. However, even though indications existed that the reaction had begun to subside, the Company nevertheless agreed with the OEPA to take certain additional remedial actions at Countywide. Consequently, during the three months ended September 30, 2007, the Company recorded an additional pre-tax charge of $23.3 million ($14.4 million, or $.08 per diluted share, net of tax).
     During the second quarter of 2008, the Company received additional orders from the OEPA. The Company also entered into an Agreed Order on Consent (“AOC”) with the United States Environmental Protection Agency (“U.S. EPA”). As a result of the additional orders received from the OEPA and the orders received from the U.S. EPA, the Company recorded an additional pre-tax charge of $34.0 million ($21.8 million, or $.12 per diluted share, net of tax) during the three months ended June 30, 2008.
     The remediation liability remaining as of June 30, 2008 for Countywide is $46.8 million, of which approximately $14.0 million is expected to be paid out during the remainder of 2008. The majority of the remaining costs are expected to be paid during 2009 through 2011. While the Company is vigorously pursuing financial contributions from third parties for its costs to comply with the F&Os and the additional remedial actions, the Company has not recorded any receivables for potential recoveries.
     It is reasonably possible that the Company will need to adjust the charges noted above to reflect the effects of new or additional information, to the extent that such information impacts the costs, timing or duration of the required actions. Future changes in the Company’s estimates of the costs, timing or duration of the required actions could have a material adverse effect on the Company’s financial position, results of operations or cash flows.
OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, DEPLETION AND ACCRETION
     Operating income before depreciation, amortization, depletion and accretion, which is not a measure determined in accordance with U.S. generally accepted accounting principles (“GAAP”), for the three and six months ended June 30, 2008 and 2007 is calculated as follows (in millions):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Net income	$62.3	$87.2	$138.4	$141.1
Provision for income taxes	40.4	46.5	88.1	87.0
Other (income) expense, net	(1.7)	(.7)	(1.9)	(1.1)
Interest expense	21.1	23.2	42.5	47.2
Interest income	(2.5)	(3.1)	(5.3)	(6.4)
Depreciation, amortization and depletion	76.2	76.9	149.6	155.9
Accretion	4.5	4.2	8.9	8.3

Operating income before depreciation, amortization, depletion and accretion	$200.3	$234.2	$420.3	$432.0

     The Company believes that the presentation of operating income before depreciation, amortization, depletion and accretion is useful to investors because it provides important information concerning the Company’s operating performance exclusive of certain non-cash costs. Operating income before depreciation, amortization, depletion and accretion demonstrates the Company’s ability to execute its financial strategy which includes reinvesting in existing capital assets to ensure a high level of customer service, investing in capital assets to facilitate growth in the Company’s customer base and services provided, pursuing strategic acquisitions that augment the Company’s existing business platform, repurchasing shares of common stock at prices that provide value to the Company’s shareholders, paying cash dividends, maintaining the Company’s investment grade rating and minimizing debt. This measure has material limitations. Although depreciation, amortization, depletion and accretion are considered operating costs in accordance with GAAP, they represent the allocation of non-cash costs generally associated with long-lived assets acquired or constructed in prior years.
CASH FLOW
     The Company defines free cash flow, which is not a measure determined in accordance with GAAP, as cash provided by operating activities less purchases of property and equipment plus proceeds from sales of property and equipment as presented in the Company’s unaudited condensed consolidated statements of cash flows. The Company’s free cash flow for the three and six months ended June 30, 2008 and 2007 is calculated as follows (in millions):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Cash provided by operating activities	$163.5	$204.7	$311.5	$343.9
Purchases of property and equipment	(83.8)	(63.2)	(165.4)	(147.3)
Proceeds from sales of property and equipment	2.3	1.7	3.3	2.7

Free cash flow	$82.0	$143.2	$149.4	$199.3

     Purchases of property and equipment as reflected on the Company’s unaudited condensed consolidated statements of cash flows and the free cash flow presented above represent amounts paid during the period for such expenditures. A reconciliation of property and equipment reflected on the unaudited condensed consolidated statements of cash flows to property and equipment received during the period is as follows (in millions):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Purchases of property and equipment per the unaudited condensed consolidated statements of cash flows	$83.8	$63.2	$165.4	$147.3
Adjustments for property and equipment received during the prior period but paid for in the following period, net	5.9	5.8	(27.9)	(34.2)

Property and equipment received during the current period	$89.7	$69.0	$137.5	$113.1

     The adjustments noted above do not affect either the Company’s net change in cash and cash equivalents as reflected in its unaudited condensed consolidated statements of cash flows or its free cash flow.
     The Company believes that the presentation of free cash flow provides useful information regarding the Company’s recurring cash provided by operating activities after expenditures for property and equipment, net of proceeds from sales of property and equipment. It also demonstrates the Company’s ability to execute its financial strategy as previously discussed and is a key metric used by the Company to determine compensation. The presentation of free cash flow has material limitations. Free cash flow does not represent the Company’s cash flow available for discretionary expenditures because it excludes certain expenditures that are required or that the Company has committed to such as debt service requirements and dividend payments. The Company’s definition of free cash flow may not be comparable to similarly titled measures presented by other companies.
     Capital expenditures include $.7 million and $1.0 million of capitalized interest for the three and six months ended June 30, 2008, and $.7 million and $1.3 million of capitalized interest for the three and six months ended June 30, 2007.
     As of June 30, 2008, accounts receivable were $320.1 million, net of allowance for doubtful accounts of $14.4 million, resulting in days sales outstanding of approximately 34.7 (or 20.8 net of deferred revenue).
STOCK REPURCHASE PROGRAM
     During the three months ended June 30, 2008, the Company paid $40.6 million to repurchase 1.4 million shares of its common stock. During the six months ended June 30, 2008, the Company repurchased a total of 4.6 million shares of its common stock for $138.4 million. As of June 30, 2008, the Company was authorized to repurchase up to an additional $248.0 million of its common stock under its existing stock repurchase program. During the second quarter of 2008, the Company suspended its share repurchase program as a result of its planned merger with Allied.

CASH DIVIDENDS
     In April 2008, the Company paid a cash dividend of $31.1 million to shareholders of record as of April 1, 2008. As of June 30, 2008, the Company recorded a dividend payable of $30.9 million to shareholders of record at the close of business on July 1, 2008, which has been paid. In July 2008, the Company’s Board of Directors approved a 12% increase in the Company’s quarterly dividend to $.19 per share. The Board also declared a regular quarterly dividend of $.19 per share payable to shareholders of record as of October 1, 2008.
REVENUE
     The following table reflects total revenue of the Company by revenue source for the three and six months ended June 30, 2008 and 2007 (in millions):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Collection:
Residential	$212.3	$201.6	$417.2	$397.4
Commercial	254.8	233.6	503.3	464.0
Industrial	162.1	166.8	315.0	322.5
Other	5.4	5.0	10.3	9.8

Total collection	634.6	607.0	1,245.8	1,193.7

Transfer and disposal	307.0	313.1	581.9	591.9
Less: Intercompany	(156.7)	(160.2)	(301.2)	(305.2)

Transfer and disposal, net	150.3	152.9	280.7	286.7

Other	42.6	48.5	80.2	93.6

Total revenue	$827.5	$808.4	$1,606.7	$1,574.0

     The following table reflects the Company’s revenue growth for the three and six months ended June 30, 2008 and 2007:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Core price	4.1%	4.0%	4.1%	4.2%
Fuel surcharges	1.9	.1	1.5	.1
Environmental fee	.4	.3	.3	.4
Commodities	.6	.8	.7	.8

Total price	7.0	5.2	6.6	5.5

Core volume	(3.4)	(.9)	(2.9)	(1.3)
Non-core volume	.3	(.2)	.1	(.1)

Total volume	(3.1)	(1.1)	(2.8)	(1.4)

Total internal growth	3.9	4.1	3.8	4.1

Acquisitions, net of divestitures	(1.7)	(.5)	(1.8)	(.4)
Taxes	.2	.1	.1	—

Total revenue growth	2.4%	3.7%	2.1%	3.7%